

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Edward Siegel
Chief Financial Officer
Seaport Calibre Materials Acquisition Corp.
360 Madison Avenue, 23rd Floor
New York, NY 10017

> **Re: Seaport Calibre Materials Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 30, 2022**
> **File No. 001-40975**

Dear Edward Siegel:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc:     Will Burns, Esq.